FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006.

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street, Airport City, Lod 70151 • ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes     No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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On May 16, 2006, AudioCodes Ltd., or AudioCodes, AudioCodes, Inc., a wholly-owned subsidiary of AudioCodes, and Green Acquisition Corp. a newly formed wholly-owned subsidiary of AudioCodes, Inc., entered into an Agreement and Plan of Merger with Nuera Communications, Inc., or Nuera, pursuant to which, upon the consummation of the merger, Green Acquisition Corp. will be merged with and into Nuera and Nuera will become a wholly-owned subsidiary of AudioCodes.

The consideration for the merger will consist of payment by AudioCodes of $85 million in cash to the stockholders of Nuera, subject to reduction for certain expenses, plus an earn out arrangement under which AudioCodes has agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first 12-months after consummation of the merger. In addition, $7.5 million of the purchase price payable at closing will be retained in escrow, for a period of one year following closing, to cover certain indemnification obligations under the merger agreement.

The closing of the merger is subject to usual and customary conditions for transactions of this nature, including, among other things, Hart-Scott-Rodino approval and other regulatory approvals. The transaction has been approved by the boards of directors of AudioCodes and Nuera and by the stockholders of Nuera.

Nuera designs, manufactures and sells packet voice gateways to communication service providers worldwide. These products can be transmitted over cable, wireless, copper and fiber networks. Nuera’s Open Reliable Communications Architecture, or ORCA, product portfolio of VoIP gateways, softswitches and management systems provide telephony solutions for cable and DSL networks, international long distance networks and enterprise networks.

A copy of AudioCodes’ press release announcing the proposed transaction is attached as Exhibit 1 hereto.

This report on Form 6-K (other than the press release attached as Exhibit 99.1 hereto) is hereby incorporated by reference into (i) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-111703; (ii) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-123859; (iii) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-11894; (iv) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13268; (v) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13378; and (vi) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-105473.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, AudioCodes has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AudioCodes Ltd.

By: /s/ Nachum Falek
Nachum Falek
Chief Financial Officer

Dated: May 16, 2006

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EXHIBIT INDEX

Exhibit No. Description

1.  AudioCodes Ltd. Press Release dated May 16, 2006.

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Exhibit 1

P R E S S R E L E A S E

Contacts
Shirley Nakar AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Bill Ingram Nuera Communications Inc. Tel: +1-858-625-2400 wingram@nuera.com
Elizabeth Anderson Alan Weinkrantz And Company Tel: 254-741-0336 elizabeth@weinkrantz.com

AudioCodes Announces Agreement to Acquire Nuera Communications
Proposed Combination Strengthens Position in Voice over Broadband, Accelerates Growth and Adds Scale

Lod, Israel - May 16, 2006 - AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced that it has entered into a definitive agreement to acquire Nuera Communications, Inc., a leading provider of Voice over Internet Protocol (VoIP) infrastructure solutions for broadband and long distance with an extensive client base in North America as well as in Asia and Europe.

"This Agreement with Nuera places AudioCodes in a stronger position in the Cable and Voice over Broadband markets and in particular in North America and Asia," said Shabtai Adlersberg, Chairman, President and CEO of AudioCodes. "We are also pleased to welcome Nuera’s employees to the AudioCodes team. Together we will create a more capable, larger scale VoIP equipment provider in North America to serve Service Providers and support our Network Equipment Providers in cable, wireless, and wireline markets and we will offer best of breed media gateway carrier grade products to a wider group of customers."

"Joining AudioCodes, a leading independent provider of VoIP media gateways and media servers, is a natural step for Nuera's customers and employees," said Bill Ingram, President and CEO of Nuera. "Given our success in Voice over Broadband, market trends of convergence within IMS and AudioCodes' wider suite of products, I am confident that our customers, employees and partners will be pleased with this move.”

The consideration for this transaction will consist of payment of $85 million in cash to the stockholders of Nuera, subject to reduction for certain expenses, plus an earn out arrangement under which AudioCodes has agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first 12 months after consummation of the transaction. Following the transaction, Nuera will become a wholly-owned subsidiary of AudioCodes

The transaction is expected to be consummated at the end of the second quarter or early in the third quarter of this year, and is subject to usual and customary conditions for transactions of this nature, including regulatory approvals. The transaction has been approved by the boards of directors of both companies and by the stockholders of Nuera.

Conference Call and Web Cast

AudioCodes management will host a conference call to discuss the transaction which will be webcast live today, May 16, 2006 at 9:00 a.m. Eastern Time / 6:00 a.m. Pacific Time. Investors are invited to listen to the live call by dialing 1-800-938-1019 in the United States or by dialing 1-706-679-0777 when calling internationally. Investors worldwide may also listen to the call live via webcast by visiting AudioCodes' Website at www.audiocodes.com. Please go to the Website at least 15 minutes early to register, download, and install any necessary audio software.
A replay of the call will also be made available approximately 2 hours after the call has concluded.  Participants may access the conference call replay by phone through May 30, 2006 by dialing 1-800-642-1687 in the United States or by dialing 1-706-645-9291 when calling internationally and entering access code 9396324.  A webcast replay of the call will also be made available and can be accessed by visiting AudioCodes' Website.

About Nuera Communications
Nuera Communications designs, manufactures and sells packet voice gateways to communication service providers worldwide. These products work over any medium (cable, wireless, copper and fiber). Nuera’s ORCA (Open Reliable Communications Architecture) product portfolio of VoIP gateways, softswitches, and management systems provide telephony solutions for cable and DSL networks, international long distance networks and enterprise networks. Nuera is a leader in the broadband telephony market. For more information, please visit www.nuera.com.

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About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  - AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; the ability of AudioCodes to consummate the proposed transaction with Nuera and to successfully integrate the acquired company’s products and operations into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

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